FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from December 1, 2016 to December 31, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 12, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from December 1, 2016 to December 31 , 2016 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on January 12, 2017]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

		as of December 31, 2016

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (July 28, 2016) (Period of repurchase: from August 15, 2016 to January 27, 2017 (excluding the period between October 28, 2016 to November 11, 2016))		100,000,000	45,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) December 1 December 2 December 5 December 6 December 7 December 8 December 9 December 12 December 13 December 14 December 15 December 16	984,100 984,100 1,098,000 1,098,000 1,098,000 1,098,000 1,098,000 1,100,600 1,100,600 1,100,600 1,100,600 623,200	637,052,260 662,593,830 739,527,590 763,467,440 771,729,480 797,230,580 825,725,260 842,647,730 815,403,210 824,090,020 828,635,220 468,193,950

Total	—	12,483,800	8,976,296,570

Aggregate shares repurchased as of the end of this reporting month	85,987,200		44,999,965,170

Progress of share repurchase (%)	86.0		100.0

2.	Status of disposition

as of December 31, 2016

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) December 12 December 29	70 27	47,306 19,448
Subtotal	—	97	66,754
Other (exercise of stock acquisition rights)	(Date)

December 1

December 2

December 5

December 6

December 7

December 8

December 9

December 12

December 13

December 14

December 15

December 16

December 19

December 20

December 21

December 22

December 26

December 27

		140,500 60,500 47,400 32,700 111,700 172,700 91,200 115,600 190,700 83,900 192,300 207,200 144,000 484,400 165,800 74,100 9,000 196,000	2,452,500 60,500 344,400 1,871,700 4,930,600 12,136,700 6,131,200 6,822,600 16,179,700 16,695,900 13,631,300 16,839,200 1,332,000 7,065,400 6,802,800 6,782,100 605,000 4,822,000

Subtotal	—	2,519,700	125,505,600

Total	—	2,519,797	125,572,354

3.	Status of shares held in treasury

as of December 31, 2016

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601
Number of shares held in treasury	298,593,095